UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)*


                                NORDIC AMERICAN TANKER SHIPPING LIMITED
                     (Name of Issuer)

                       Common Stock, $.01 par value
                (Title of Class of Securities)

                         G65773106
                          (CUSIP Number)


                         October 30, 1998
     (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]     Rule 13d-1(b)
 [ X ]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.   G65773106


 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons
      (entities only).

      LEON G. COOPERMAN
      S.S. No. ###-##-####

      2.   Check Appropriate Box if a Member of a Group*

      (a)   [  ]
      (b)   [ X]

      3.   SEC Use Only

      4.   Citizenship or Place of Organization:
      UNITED STATES


                     5. Sole Voting Power
                         -0-
 Number of
                Shares Bene-   6.  Shared Voting Power
 ficially by             -0-
 Owned by       7.  Sole Dispositive Power
 Each Report-            -0-
 ing Person     8.  Shared Dispositive Power
 With:                   -0-

 9.  Aggregate Amount Beneficially Owned by Each Reporting
 Person:    -0-


 10.  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares *


 11.  Percent of Class Represented by Amount in Row (11):
                     -0-

 12.  Type of Reporting Person*

           IN

      *See Instructions Before Filling Out.

 Item 1(a) Name of Issuer:

      Nordic American Tanker Shipping Limited  (the "Issuer").

 Item 1(b) Address of the Issuer's Principal Executive
           Offices:

      Cedar House, 41 Cedar Avenue
      Hamilton HM EX, Bermuda

 Item 2(a) Name of Person Filing:

      This statement is filed on behalf of Leon G. Cooperman ("Mr.
 Cooperman").


 Item 2(b) Address of Principal Business Office or, if None,
           Residence:

      The address of the principal business office of each of Mr.
 Cooperman, Capital LP, Institutional LP, Overseas, the Managed
 Accounts, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.


 Item 2(c) Citizenship:

      Mr. Cooperman is a United States citizen;


 Item 2(d) Title of Class of Securities:

      Common Stock, $.01 par value (the "Shares")


 Item 2(e) CUSIP Number:  G65773106


 Item 3.   If this statement is filed pursuant to
           Sections 240.13d-1(b) or 240.13d-2(b)
           Or (c):

           This Item 3 is not applicable.

 Item 4.   Ownership:


 Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

           None

 Item 4(c) Number of Shares as to which such person has:

      (i)  Sole power to vote or to direct the vote:

               -0-

      (ii) Shared power to vote or to direct the vote:

               -0-

 (iii)Sole power to dispose or to direct the disposition of:

                -0-

 (iv) Shared power to dispose or to direct the disposition of:

                 -0-



 Item 5.   Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

 Item 6.   Ownership of More than Five Percent on Behalf of
           Another Person:

             This Item 6 is not applicable.

 Item 7.   Identification and Classification of the Subsidiary
                     Which Acquired the Security Being Reported on by the Parent Holding Company:

                This Item 7 is not applicable.

 Item 8. Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

 Item 9.   Notice of Dissolution of Group:

                This item 9 is not applicable.

 Item 10.  Certification:

           By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 DATED: February 7, 2000

 LEON G. COOPERMAN, individually,
 as Managing Member of Omega
 Associates, L.L.C. on behalf of
 Omega Capital Partners, L.P.,
 Omega Institutional Partners, L.P.,
 and as President of Omega Advisors, Inc.


 By /s/ ALAN M. STARK
   Alan M. Stark
   Attorney-in-Fact
  Power of Attorney on file

 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
 CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).